

May 21, 2013

Via E-mail
Mr. Tom Zapatinas
President
PreAxia Health Care Payment Systems Inc.
#207, 1410 – 11th Avenue S.W.
Calgary, Alberta T3C OM8

     Re: PreAxia Health Care Payment Systems Inc.
           PCAOB Letter - Change in Accountants
           File No. 0-52365

Dear Mr. Zapatinas:

     We have received a PCAOB letter from Anderson Bradshaw PLLC dated April 30, 2013 notifying the Chief Accountant of the Commission that your client-auditor relationship with them has ceased. As such, you should file an Item 4.01 Form 8-K immediately. The filing was due within four business days of the resignation or dismissal of Anderson Bradshaw PLLC.

     Item 304 of Regulation S-K describes the disclosure requirements of Item 4.01 of Form 8-K. In order for the former auditor to provide the letter required by Item 304, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K current report with the Commission. You should file the former auditor's letter with the Commission under the Item 4.01 designation as Exhibit 16 to the filing or amendments thereto within two business days of receipt but no later than ten business days after you file the Form 8-K current reports.

     If you have any questions, please direct them to Yong Kim, Staff Accountant, at (202) 551-3323. In her absence, you may contact me at (202) 551-3737.

                                        Sincerely,

                                        /s/ Jennifer Thompson

                                        Jennifer Thompson
                                        Accounting Branch Chief